November 9, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Seattle Genetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File Number: 000-32405

Dear Mr. Riedler:

Seattle Genetics, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 27, 2010 (the “Comment Letter”), regarding the Company’s supplemental response letter filed September 29, 2010 in response to comments received from the Staff with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in bold type. Please note that the headings and numbering set forth below correspond to the heading and numbering contained in the Comment Letter.

1.	Please note that we will not be in a position to complete our review of your Form 10-K until you have filed unredacted forms of the eight material agreements for which confidential treatment has expired.

Response. The Company agrees to file in unredacted form those agreements that are still material to the Company for which confidential treatment has expired, and will do so at its earliest opportunity.

2.	Please confirm that in future Form 10-K filings you will identify, of the collaboration agreements you discuss, which of the agreements you consider to be material and which of the agreements you do not consider to be material to your company at the time of filing, and that for each of those agreements you consider to be material you will disclose the material terms of each, including:

•	All material rights and obligations of each party;

•	All material future payments, such as aggregate potential milestone payments, initial or annual fees, or royalty payments;

•	Aggregate payments made under each agreement to date; and

•	Duration and termination provisions.

Response. The Company confirms that it will in future Form 10-K filings identify its material collaboration agreements, and will also disclose the material terms of each such material collaboration agreement.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 425-527-4000 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ KIRK D. SCHUMACHER

Kirk D. Schumacher
Vice President and General Counsel
Seattle Genetics, Inc.

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